UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September, 2022

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

1001 Lenoir St Suite A-414

Montreal, Quebec H4C 2Z6, Canada

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Item 4.01 Changes in Registrant’s Certifying Accountant.

On May 24, 2022, Siyata Mobile Inc.’s (the “Company”) relationship with Davidson & Company LLP, the Company’s independent registered public accounting firm, was terminated and on that date the Company notified Friedman LLP (“Friedman”) that Friedman had been approved by both the Company’s Audit Committee of the Board of Directors and the Board of Directors as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022. This change in certifying accountants was reported by the Company on its Form 6-K as filed with the Securities and Exchange Commission (“SEC”) on May 31, 2022. As of the date hereof, Friedman has not audited any financial statements of the Company.

Effective September 1, 2022, Friedman combined with Marcum LLP (“Marcum”). On September 23, 2022, the Board of Directors of the Company ratified and approved the dismissal of Friedman and the engagement of Marcum to serve as the independent registered public accounting firm of the Company. The services previously provided by Friedman will now be provided by Marcum. No changes were made in the terms of the engagement.

During the Company’s two most recent fiscal years ended December 31, 2021 and December 31, 2020 and in the subsequent interim period through September 21, 2022, neither the Company nor anyone on its behalf consulted Marcum regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company or oral advice was provided that Marcum concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as these terms are defined or described in Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Regulation S-K, respectively).

In addition, during the Company’s two most recent fiscal years and in the subsequent interim period through September 21, 2022, there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions) except with respect to the matters set forth in the Company’s Report on Form 6-K as filed with the SEC on August 19, 2022 with respect to the Company’s accounting treatment for the classification of the Company’s warrants.

Friedman has provided the Company with a letter with respect to the statements made in this Form 6-K which letter. is filed as Exhibit 16.1 to this Current Report on Form 6-K.

Item 8.01 Other Events

The Company is obligated under the listing standards of the Canadian Securities Administrators to file a notice of the change of auditors with SEDAR which can be found at www.sedar.com.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The following documents are herewith filed or furnished as exhibits to this report:

Exhibit No.	Description
16.1	Letter of Friedman LLP dated September 23, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2022	SIYATA MOBILE INC.
(Registrant)

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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